UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

Joseph Kevin Jordan

P.O. Box 161294

Fort Worth, Texas 76161

Telephone Number: (817) 312-3936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23753F 107

1	Name of Reporting Person: Joseph Kevin Jordan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,653,353 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,653,353 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,653,353

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14	Type of Reporting Person (See Instructions) IN

(1)         Includes (a) 1,017,359 shares held by The Jordan Family Irrevocable Trust and (b) 385,457 shares held by The Joy and Kevin Jordan Revocable Trust. Mr. Jordan is the trustee of The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust.

(2)         Based on 37,715,960 shares outstanding as of February 27, 2017, as reported by Daseke, Inc. in its Current Report on Form 8-K filed on February 27, 2017.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Daseke, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 15455 Dallas Parkway, Suite 440, Addison, Texas 75001.

Item 2.  Identity and Background

(a)           Joseph Kevin Jordan

(b)           P.O. Box 161294, Fort Worth, Texas 76161

(c)           The present principal occupation of Mr. Jordan is President of Lone Star Transportation, LLC, a subsidiary of the Company with an address of that provides open deck transportation and logistics solutions.

(d)           During the last five years, Mr. Jordan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Jordan was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Jordan is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On February 27, 2017, the Company (f/k/a Hennessy Capital Acquisition Corp. II) consummated the previously announced merger of a wholly owned subsidiary of the Company with and into Daseke, Inc., with Daseke, Inc. surviving as a direct wholly owned subsidiary of the Company (the “Business Combination”), in accordance with the Agreement and Plan of Merger, dated December 22, 2016 (the “Merger Agreement”), by and among the Company, HCAC Merger Sub, Inc., Daseke, Inc. and Don R. Daseke, solely in his capacity as the Stockholder Representative (as defined therein).  Subsequent to the closing of the Business Combination, on February 27, 2017, Daseke, Inc. changed its name to “Daseke Companies, Inc.” and the Company changed its name to “Daseke, Inc.”  In this Schedule 13D, references to “Old Daseke” are to Daseke, Inc. prior to the consummation of the Business Combination.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Old Daseke common stock issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive approximately 144.204 shares of Common Stock (rounded to the nearest whole share), upon the terms and subject to the conditions set forth in the Merger Agreement. The closing price of the Common Stock was $10.22 per share on the effective date of the Business Combination.

Upon receipt by the transfer agent of requisite documents, Mr. Jordan will receive 1,250,537 shares of Common Stock, The Jordan Family Irrevocable Trust will receive 1,017,359 shares of Common Stock, and The Joy & Kevin Jordan Revocable Trust will receive 385,457 shares of Common Stock, in each case, in exchange for their respective shares of Old Daseke common stock pursuant to the Merger Agreement.

Item 4.  Purpose of Transaction

The information disclosed in Item 3 above is hereby incorporated herein by reference.

Mr. Jordan, The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust acquired the shares of Common Stock reported herein solely for investment purposes. Mr. Jordan may from time to time make additional purchases of shares of Common Stock or may dispose of shares of Common Stock reported as beneficially owned in this Schedule 13D, either in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, depending on the Company’s business, prospects and financial condition, the market for shares of Common Stock, the ability to dispose of shares pursuant to an effective registration statement under the Securities Act of 1933, as amended, or otherwise in compliance with applicable securities laws, general economic conditions, financial and stock market conditions, other opportunities available to him, and other future developments.

Other than as described in this Schedule 13D, Mr. Jordan does not have any other present plans or proposals that relate to or would result in any of the matters set forth in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)           Mr. Jordan may be deemed to beneficially own 2,653,353 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock.  This percentage is based on the number of shares of Common Stock issued and outstanding immediately following the Business Combination, as reported in the Company’s Current Report on Form 8-K, filed on February 27, 2017.

(b)           Mr. Jordan has sole voting and sole dispositive power over 2,653,353 shares of Common Stock, which shares include (i) 1,017,359 shares held by The Jordan Family Irrevocable Trust and (ii) 385,457 shares held by The Joy and Kevin Jordan Revocable Trust. Mr. Jordan is the trustee of both trusts.  Mr. Jordan disclaims beneficial ownership of the shares held of record by these trusts except to the extent of his pecuniary interest therein.

(c)           The information disclosed in Item 3 above is hereby incorporated herein by reference.

(d)           The beneficiaries of The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust have the right to receive dividends from, or proceeds from the sale of, the securities reported herein that are owned of record by The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust, respectively.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed in Item 3 above is hereby incorporated herein by reference.

In connection with the Business Combination, the Company entered into an amended and restated registration rights agreement, effective February 27, 2017 (the “Registration Rights Agreement”), with Mr. Jordan and certain other investors in the Company (each, a “Restricted Stockholder”).   Pursuant to

the Registration Rights Agreement, the Company agreed to file, as soon as reasonably practicable (but in any event no later than 45 days after the date on which the Business Combination was consummated), a resale shelf registration statement on Form S-3, for the benefit of the Restricted Stockholders, to register certain securities of the Company, including the shares of Common Stock issued pursuant to the Business Combination.  Also pursuant to the Registration Rights Agreement, certain Restricted Stockholders, including Mr. Jordan, The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust, (each such person, a “Demand Right Holder”) have the right, subject to certain conditions set forth therein, to demand an underwritten offering of their equity securities.  The Registration Rights Agreement also grants the Restricted Stockholders, including Mr. Jordan, The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust, certain other customary registration rights, including piggyback rights that allow them to include their Registrable Securities (as defined in the Registration Rights Agreement) in certain underwritten offerings, subject to the limitations set forth therein.  The Company will generally be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration and sale of Registrable Securities held by the Restricted Stockholders. A copy of the Registration Rights Agreement is filed with the Company’s Current Report on Form 8-K, filed on March 3, 2017, as Exhibit 4.1 and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Also in connection with the Business Combination, on February 27, 2017, the Company and Old Daseke’s directors and executive officers, persons that held 1% or more of the shares of Old Daseke common stock immediately prior to the consummation of the Business Combination (which includes Mr. Jordan, The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust) and certain of other Old Daseke stockholders entered into a lock-up agreement with respect to the shares of Common Stock received by such person pursuant to the Business Combination (the “lock-up shares”). Pursuant to the lock-up agreements, each party agreed that for its respective lock-up period (which ranges from 120 days to three years, with Mr. Jordan, The Jordan Family Irrevocable Trust and The Joy and Kevin Jordan Revocable Trust’s lock-up period being 180 days), subject to certain exceptions, such party will not (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to any lock-up shares of such party, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any lock-up shares of such party, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b). Notwithstanding the foregoing, each party may sell or otherwise transfer any lock-up shares of such party to, among other persons, its equity holders or other affiliates or immediate family members, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the lock-up agreement applicable to such lock-up shares.  A copy of the form of the lock-up agreement is filed with the Company’s Current Report on Form 8-K, filed on December 29, 2016, as Exhibit F to Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the lock-up agreements are qualified in its entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits

1.             Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017	JOSEPH KEVIN JORDAN

/s/ Joseph Kevin Jordan

EXHIBIT INDEX

1.             Power of Attorney